UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
STOCK DIVIDEND FUND, INC.

December 01, 2010

	The undersigned, being all of the members of the Board of Directors (the ?Board?) of
Stock Dividend Fund, Inc., a Texas corporation (the
?Corporation? or the ?Fund?), hereby
consent to, approve and adopt the following resolutions, which resolutions shall have the same force and effect as if adopted at a formal meeting of the Board duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Approval of form and amount of Fidelity Bond

       RESOLVED, that the Fund?s Mutual Fund Bond
Insurance Policy with Great
American Insurance Company will be renewed and that
 it surpasses the requirements
pursuant to Rule 17g-1 of the Investment Company Act of 1940. The Bond will be effective at 12:01 a.m. on December 26, 2010 to 12:01 a.m. on December 26, 2011. This
Bond continues coverage from expiration of the last
Policy, which expires on December
26, 2010 and is from the same Insurer.


Distribution of all Net Income and Net Capital Gains for 2010

        RESOLVED FURTHER, that the Fund will pay a distribution on or before
12/31/2010 representing all net income and net capital gains for 2010.

	IN WITNESS WHEREOF, the undersigned have subscribed
 their names as of the date
set forth above, in attestation to the accuracy of the
foregoing unanimous written consent and of
their approval of each action set forth above.
       ____________________________________
					Laura S. Adams

	____________________________________
				Vicky L. Hubbard

       ____________________________________
				Yolawnde F. Malone

       ____________________________________
				Melissa D. Gordon, M.D.



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